The LGL Group, Inc.

2525 Shader Road

Orlando, Florida 32804

Via EDGAR Transmission

October 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles
Andrew Blume

Re:	The LGL Group, Inc. (the "Company")
Form 10-K for the Year Ended December 31, 2023
Filed April 1, 2024
File No. 001-00106

Ladies and Gentlemen:

We hereby submit the Company’s response to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") conveyed in a letter to the Company, dated September 21, 2024, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form 10-K"). For your convenience, we have reproduced the Staff’s comments in bold preceding our response.

Form 10-K for the Year Ended December 31, 2023

Business, page 1

1.

Please confirm whether the cash equivalents included on your balance sheet include any other type of asset other than money market funds that themselves rely on Rule 2a-7 of the Investment Company Act of 1940. If your cash equivalents do include other types of assets, please provide the additional types of cash equivalents that you hold.

Response: The Company’s cash equivalents included on its Balance Sheet only includes money market funds (in reliance on Rule 2a-7 of the Investment Company Act of 1940, as amended (the "Act")) as of December 31, 2023. The Company held investments in 3 money market funds (individually, "Fund 1," "Fund 2," and "Fund 3" and, collectively, the "Money Market Funds"). Based on our review of Form N-CSRS for Funds 1 and 3 and Form N-CSR for Fund 2 for the period including December 31, 2023, the Money Market Funds were registered as management investment companies under the Act. The Company does not hold any other cash equivalents other than the Money Market Funds.

U.S. Securities and Exchange Commission
October 3, 2024

If you have any questions regarding the Company’s response to the Staff’s comments, please contact the undersigned via email at cnossokoff@lglgroup.com or by phone at (407) 298-2000.

Sincerely,

/s/ Christopher L. Nossokoff
Christopher L. Nossokoff
Vice President - Finance

cc:	Marc J. Gabelli, Co-Chief Executive Officer
Timothy Foufas, Co-Chief Executive Officer
The LGL Group, Inc.
Jonathan Zuckerman, Partner, PKF O'Connor Davies, LLP
Taylor K. Wirth, Partner, Barnes & Thornburg LLP